February 25, 2025

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 3801, Building A, Subhope e METRO
No. 7018 Cai Tian Road
Futian District, Shenzhen
Guangdong, China, 518000

       Re: ICZOOM Group Inc.
           Registration Statement on Form F-3
           Filed February 14, 2025
           File No. 333-284959
Dear Lei Xia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Arila Zhou